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SEC Mail Processing Section

MAY 3 1 2011

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gregory J. Schwartz & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3707 West Maple Road
(No. and Street)

Bloomfield Hills, (City) MI (State) 48301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward A. Schwartz (248) 644-2701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregory J. Schwartz, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gregory J. Schwartz & Co., Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MARGARET M. GORDON
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Nov 30, 2017
ACTING IN COUNTY OF OAKLAND

Margaret M Gordon
Notary Public

[signature]
Signature

Chairman
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREGORY J. SCHWARTZ & CO., INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2011

Dunleavy & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
BLUE ISLAND, ILLINOIS

GREGORY J. SCHWARTZ & CO., INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2011

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gregory J. Schwartz & Co., Inc.

We have audited the accompanying statement of financial condition of Gregory J. Schwartz & Co., Inc. as of March 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gregory J. Schwartz & Co., Inc. as of March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 25, 2011

GREGORY J. SCHWARTZ & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2011

ASSETS

Cash and cash equivalents	$ 315,009
Commissions receivable	289,626
Receivable from broker/dealers	484,670
Securities owned, at fair value	330,381
Related party receivables	9,402
Other assets	80,153
TOTAL ASSETS	$ 1,509,241

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 4,751
Commissions and other compensation payable	922,438
Profit sharing contributions payable	120,033
Subordinated liabilities	125,000
Total Liabilities	$ 1,172,222
SHAREHOLDER'S EQUITY	
Common Stock	$ 14,000
Retained earnings	323,019
Total Shareholder's Equity	$ 337,019
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,509,241

The accompanying notes are an integral part of this financial statement.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Gregory J. Schwartz & Co., Inc. (the "Company") was incorporated in the state of Michigan on August 4, 1976. The Company is a wholly-owned subsidiary of Schwartz Holdings, LLC. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities and providing investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business date as the transaction date. Revenue derived from the sale of limited partnership units on contingent offerings is recognized at the time the limited partnership's escrow agent distributes sales commissions to the Company.

Securities owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash equivalents and certain assets included in receivable from broker/dealers on the statement of financial condition. In addition, Level 1 inputs have been used to value securities owned, which consist of investment securities as listed below.

	Owned
Equity securities	$ 280
Securities registered under the Investment Company Act of 1940	330,101
Total	$ 330,381

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2011 the Company's net capital and required net capital were $206,819 and $69,815 respectively. The ratio of aggregate indebtedness to net capital was 506%.

NOTE 4 - INCOME TAXES

Income taxes do not bear their customary relationship to net income primarily due to the recognition of unrealized losses in securities owned in different periods for tax and financial reporting purposes.

NOTE 4 - INCOME TAXES - *(Continued)*

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2007.

NOTE 5 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at March 31, 2011, were as follows:

Preferred stock, $100 par value, non-voting, cumulative, and redeemable at $100 a share; 500 shares authorized: none issued and outstanding

Common stock, $1 par value; 50,000 shares authorized; 14,000 shares issued and outstanding.

NOTE 6 - PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan, which is integrated with social security, covering substantially all of its employees. The plan includes a provision under IRS Code Section 401(k) whereby participants may contribute to the plan and the Company may match any portion of the participants' contributions. The Company contributions for the profit-sharing and employer matching portion totaled $89,006 for the year ended March 31, 2011.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded and over-the-counter options. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

In order to execute and process the foregoing, as well as other securities transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer without prior approval from the Clearing Broker/Dealer. The Company has deposited $25,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. The agreement also states that the minimum fee payable per calendar quarter to the Clearing Broker/Dealer is $3,000 and, should the Company terminate the agreement, the Company must pay $1,500 for every month remaining in the term until the agreed upon termination date. The agreement may be terminated by either party with 120 days written notification prior to the annual renewal (term) date of August 1st. Further provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at March 31, 2011, is as follows:

Liabilities Pursuant to a Subordinated Loan Agreement:		
0% Interest	Expires December 31, 2013	$ 125,000

The subordinated borrowing is covered by an agreement approved by FINRA and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The subordinated lender is a related party of the Company.

NOTE 9 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Schwartz Holdings, LLC (SH LLC). Through common ownership the Company is also affiliated with Bloomfield Town Center, LLC (BTC), Schwartz Land Company, LLC (and is doing business as Offices at Maple/Lahser), Schwartz Financial Group, Inc. (SFG), AHSFGI, LLC, Schwartz Benefit Services, LLC, Lahser Maple Development Corporation, Inc., Schwartz Investment Counsel, Inc., Stag Group, LLC, AGW Associates, and The B.A.C.O.N. Investment Club L.L.C. In addition, SFG and an officer of the Company are the general partners or managing members of several limited partnerships and limited liability companies.

During the year ended March 31, 2011, the Company transferred furniture and equipment with $0 net book value to SH LLC.

During the year ended March 31, 2011, the Company paid $128,236 to BTC for lease of its premises. The lease agreement is month to month. In addition, the Company has paid BTC $50,002 for office expenses incurred during the same period.

NOTE 9 - RELATED PARTY TRANSACTIONS - *(Continued)*

The Company has paid an officer and shareholder of the Company $12,000 for the use of office space during the year ended March 31, 2011. The lease terms are month to month.

The Company received $215,444 from affiliated companies for reimbursements of clerical and other payroll related expenses incurred on their behalf during the year ended March 31, 2011.

During the year ended March 31, 2011, the Company earned $59,334 in commissions for sales of the Ave Maria family of funds shares. Of that amount, $15,311 was receivable at March 31, 2011 and is included in "Commissions receivable" on the statement of financial condition. In addition, the Company earned $16,196 in fees from The Stag Group.

The Company maintained a written lease agreement with SFG that expires June 2012 for various computer equipment. The terms of this agreement are month to month and total expense for the year ended March 31, 2011 was $28,260.

Effective March 1, 2010, the Company entered into an expense sharing agreement with SH LLC. According to terms of the agreement, SH LLC will provide the Company with certain management and consulting services. In addition, SH LLC will pay certain overhead expenses on behalf of the Company. In return for these services, the Company has agreed to pay fees and other reimbursements to SH LLC. This agreement may be terminated with or without cause by either party with written notification. The fees and services began April 1, 2010. For the year ended March 31, 2011, the Company paid $636,768 to SH LLC under this agreement, as follows:

Occupancy	$ 141,881
Communications	87,962
Travel and promotion	180,786
Management fees	145,000
Other	81,139
Total	$ 636,768